           THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 4

                                   FORM 6-K
                                   --------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                           For the month of May 1999


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)

                         19-2, NISHI-SHINJUKU 3-CHOME
                       SHINJUKU-KU, TOKYO 163-19, JAPAN
                   (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X       Form 40-F   ___
                                 ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes  ____      No   X
                                                ---
     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-__________.

ANNOUNCEMENT OF ACQUISITION BY REGISTRANT OF ITS OWN STOCK

     On May 26, 1999, the registrant decided at a meeting of its board of directors to acquire 120,000 shares of its own stock pursuant to Item 2 of
Article 212 of Japan's Commercial Law concerning profit write-offs. Attached is a copy of a press release dated May 26, 1999 pertaining to the decision of the board of directors regarding the acquisition. The share acquisition described in the press release is subject to approval of (i) the shareholders at the Ordinary General Meeting of Shareholders of the registrant scheduled for Tuesday, June 29, 1999, and (ii) the Minister of Posts and Telecommunications.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NIPPON TELEGRAPH AND TELEPHONE
                                          CORPORATION


                                        By  /s/ Kazuto Tsubouchi
                                           -------------------------
                                           Name:  Kazuto Tsubouchi
                                           Title: Senior Manager
                                                  Department V
                                                  NTT-Holding Provisional
                                                  Headquarters

Date:  May 26, 1999

                 [LETTERHEAD OF NTT NEWS RELEASE APPEARS HERE]


                                                                    May 26, 1999

FOR INFORMATION



                            NTT Acquires Own Stock


Nippon Telegraph and Telephone Corporation (NTT) decided at a meeting of its board of directors on May 26, 1999 to acquire 120,000 shares of its own stock at a par value worth 120 billion yen based on Item 2 of Article 212 of Japan's Commercial Law concerning profit write-offs.

The acquisition is expected to be approved at NTT's fourteenth Ordinary General, Meeting of Shareholders scheduled for Tuesday, June 29, 1999.


                                  #    #    #


For further information, please contact:

     Tomoyoshi Kosugi or Kenya Nakatsuka
     NTT Public Relations
     Telephone: (03) 3509-3101
     e-mail: k.nakatsuka@hco.ntt.co.jp